Exhibit 21

      The active subsidiaries owned directly or indirectly by Loral Orion as of March 1, 2004, all 100% owned (except as noted below) consist of the following:

Loral CyberStar Global Services, Inc.	Delaware
Loral CyberStar International, Inc.	Delaware
Tel-Link Communications Private Limited	India
Loral CyberStar GmbH	Germany
Loral CyberStar Japan, Inc.	Delaware
ONS-Mauritius	Mauritius
Loral CyberStar Services, Inc.	Delaware
Loral CyberStar Holdings, L.L.C.	Delaware
Loral Asia Pacific Satellite (HK) Limited	Hong Kong
Loral CyberStar Americas do Brasil Ltda.	Brazil
Loral CyberStar do Brasil Ltda.	Brazil
Loral CyberStar Com de Argintina SRL	Argentina